Exhibit 99.1

Source: Abits Group Inc

February 23, 2026 09:00 ET

Abits Group Inc Announces $2.1 Million Registered Direct Offering Priced at the Market Under Nasdaq Rules

HONG KONG, Feb. 23, 2026 (GLOBE NEWSWIRE) -- Abits Group Inc (NASDAQ: ABTS) (the “Company”), a new generation digital center with inhouse bitcoin mining operations, today announced that it has entered into definitive agreements in a registered direct offering with institutional investors for the purchase and sale of approximately $2.1 million of Ordinary Shares and pre-funded warrants at a price of $2.65 per Ordinary Share. The entire transaction has been priced at the market under Nasdaq rules.

The offering consisted of the sale of 792,452 Ordinary Shares or Pre-Funded Warrants. The public offering price per Ordinary Share is $2.65 (or $2.64999 for each Pre-Funded Warrant, which is equal to the public offering price per Ordinary Share to be sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Warrant sold in the offering, the number of Ordinary Shares in the offering will be decreased on a one-for-one basis.

Aggregate gross proceeds to the Company are expected to be approximately $2.1 million. The transaction is expected to close on or about February 24, 2026, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. is acting as exclusive placement agent for the offering. Kaufman & Canoles, P.C. is acting as U.S. counsel to the Company. Lucosky Brookman LLP is acting as U.S. counsel to Aegis Capital Corp.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-284387) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on December 18, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Abits Group Inc

ABITS GROUP INC. (NASDAQ: ABTS) a BVI-incorporated company, operates a new generation data center in Tennessee through its U.S. subsidiary, Abit USA, Inc., which has self-mining bitcoin operations and colocation hosting services.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For further information, please contact:

Abits Group Inc

Investor Relations

ir@abitgrp.com